Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2007	2008	2009	2010	2011
	($ in thousands)

Pre-tax income from continuing operations	$43,998	$168,434	$88,174	$128,455	$48,379
Fixed charges and preferred dividends	14,677	21,853	35,696	49,051	52,255
Amortization of capitalized interest	87	149	404	713	958
Interest capitalized	(1,622)	(1,666)	(4,576)	(4,247)	(1,432)
Preferred dividends	—	—	—	—	—

Total adjusted earnings available for payment of fixed charges	$57,140	$188,770	$119,698	$173,972	$100,160

Fixed charges and preferred dividends

Interest expense	$12,119	$18,128	$28,143	$39,420	$45,207
Interest capitalized	1,622	1,666	4,576	4,247	1,432
Amortization of debt-related expenses	482	1,590	2,504	4,882	5,113
Rental expense representative of interest factor	454	469	473	502	503
Preferred dividends	—	—	—	—	—

Total fixed charges and preferred dividends	$14,677	$21,853	$35,696	$49,051	$52,255

Ratio of earnings to fixed charges	3.9x	8.6x	3.4x	3.5x	1.9x
Ratio of earnings to combined fixed charges and preferred dividends(1)	3.9x	8.6x	3.4x	3.5x	1.9x

(1)	The ratio of earnings to combined fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges because no shares of preferred stock were outstanding during those periods.